EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement on Form S-8 of PolyOne Corporation of our report dated February 28, 2007, with respect to the consolidated balance sheets of Oxy Vinyls, LP as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006, annual report on Form 10-K of PolyOne Corporation. Our report refers to a change in method of accounting for share-based payments effective July 1, 2005 and a change in method of accounting for defined benefit pension and other postretirement plans effective December 31, 2006.
/s/ KPMG LLP
Dallas, Texas
February 28, 2007